June 7, 2007

Mr. Arthur Viola
Chief Executive Officer
Infe-Human Resources, Inc.
67 Wall Street
New York, New York 10005

Re: Infe-Human Resources, Inc.
Form 10-KSB for fiscal year ended November 30, 2005
Form 10-QSB for fiscal quarter ended May 31, 2006
Forms 8-K filed March 13, 2006 and June 2, 2006
File No. 0-50374

Dear Mr. Viola:

We issued comments to you on the above captioned filing on February 6, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 21, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 21, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Amanda Jaffe, Staff Accountant at (202) 551-3473 or the undersigned at (202) 551-3629 if you have any questions.

Sincerely,

Kevin Woody
Accounting Branch Chief